SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 16, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Justin Dobbie Legal Branch Chief

Re:	EuroDry Ltd. Registration Statement on Form F-1 Filed May 8, 2018 File No. 333-224732
Dear Mr. Dobbie:
Reference is made to the draft registration statement on Form F-1 (the "Draft Registration Statement") of EuroDry Ltd. (the "Company) that was confidentially submitted to the U.S. Securities and Exchange Commission (the "Commission") for review on February 16, 2018.  By letter dated March 15, 2018 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Draft Registration Statement.  The first amended draft registration statement on Form F-1 (the "Amended Draft Registration Statement"), which responded to the Staff's comments contained in the First Comment Letter, was confidentially submitted to the Commission for review on April 5, 2018.  By letter dated April 16, 2018 (the "Second Comment Letter"), the Staff provided the Company with its comments to the Amended Draft Registration Statement.  The registration statement on Form F-1 (SEC File No. 333-224732) (the "Registration Statement"), which responded to the Staff's comments contained in the Second Comment Letter, was publicly submitted to the Commission for review on May 8, 2018.  By letter dated May 14, 2018 (the "Third Comment Letter"), the Staff provided the Company with its comments to the Registration Statement.
The Company is today publicly submitting via EDGAR this letter, which responds to the Staff's comments contained in the Third Comment Letter, together with its free writing prospectus.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Third Comment Letter.
General
1.	It does not appear that the free writing prospectus filed by the company on May 9, 2018 includes the legend required by Rule 433(c)(2). Please refile or advise.
In response to the Staff's comment, the Company has refiled the free writing prospectus originally filed on May 9, 2018 to include the legend required by Rule 433(c)(2), which was omitted from the original filing.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (202) 737-8833.

Very truly yours,

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

cc:	Tasos Aslidis Chief Financial Officer EuroDry Ltd.